UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

#1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X          Form 40-F  __

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Empire Exploration Corp

                  (Registrant)

Date: June 14, 2004                                                                                                                               By     "Jeannine P.M. Webb"

                                         Jeannine P.M. Webb, Chief Financial Officer

                                         and Corporate Secretary

Canadian Empire Exploration Corp 1205 - 675 West Hastings St. Vancouver, B.C. V6B 1N2 Ph: 604-687-4951, Fax: 604-687-4991
Press Release #04-03 June 14, 2004	TSX Venture Exchange: CXP

EXPLORATION CREWS MOBILIZED TO ATIKOKAN WEST

Canadian Empire Exploration Corp.'s 2004 exploration season has commenced with crews having been mobilized to the Atikokan West Property located in southwestern Ontario.

About Atikokan West

Atikokan West, with 137 claim units located along a length of 8 kilometres, covers seven structurally controlled gold occurrences in favourable volcanic rocks geologically analogous to high-grade gold systems in the Red Lake camp.  Six of these gold occurrences have not seen prior drilling.

Work to date has outlined targets ready for drill testing, including potential for depth extensions of mineralization identified by drill holes with grades of 6.2 g/t gold over 10.4 metres, as reported by the Ontario Ministry of Northern Development and Mines. Prior exploration results indicate potential for high-grade gold mineralization, and initial grab sampling of the Blackvein assayed 134 g/t gold.  Several new gold targets, located between known gold occurrences, will also be investigated.  With results in hand, Canadian Empire plans to proceed with a diamond drilling program.

Canadian Empire may earn an 80% interest in the Atikokan West Property by making staged exploration expenditures in the aggregate of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility.

About Canadian Empire

With approximately C$1.1 million in its treasury and 28,900,000 shares issued, Canadian Empire plans on drilling a minimum of three projects in 2004.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.